Technical Report on the C de Baca Uranium Project,

Socorro County, New Mexico, USA

Prepared for

Max Resources Corporation

March 5, 2008

Prepared by

Michael G. Bersch PhD PG

Michael G. Bersch PhD, PG

12393 Timber Heights Rd.

Ralph, Alabama, USA   35480

Page i

References	42
Appendix – Max Resources Drill Cuttings	A1
Certification of Qualification of Author	Attached

Page ii

List of Tables

		Page
Table 1 –	Summary of Uranium Intercepts –Occidental Minerals Drilling on the C de Baca Project Area, New Mexico	13
Table 2 –	Summary of Historical Drilling on approximately 20 square miles on and near C de Baca Project, New Mexico	18
Table 3 –	Summary of Max Resources Drilling, C de Baca Project Area, New Mexico	28

	List of Figures
Figure 1 –	General Location of C de Baca Project, NM, USA	3
Figure 2 –	State of New Mexico with General Location of C de Baca Project	7
Figure 3 –	DAT Claims, Socorro County, NM, USA	8
Figure 4 –	False color satellite image of regional physiography of C de Baca Project area	10
Figure 5 –	General Trend of the Most Favorable Areas for Uranium Mineralization in Tertiary Baca Formation from east-central Arizona through west-central New Mexico	19
Figure 6 –	Stratigraphy column, near historic drill hole BR-57 C de Baca Project	22
Figure 7 –	General Distribution of Uranium Deposits on the Colorado Plateau.	22
Figure 8 –	Max Resources drill hole locations	30
Figure 9 –	Historic drill hole sites.	33
Figure 10 –	Max Resources reclaimed drill hole sites.	34

Page iii

EXECUTIVE SUMMARY

Michael Bersch P.G. was engaged by Mr. Clancy J. Wendt, Vice President of Exploration, Max Resources Corp. to undertake an independent review of the exploration work on the C de Baca uranium project.

The C de Baca project area consists of 108 unpatented load mining claims, the DAT claims, covering Sections 21, 22, and 23 of Township 1 North, Range 4 West, New Mexico principal meridian and base line, Socorro County, New Mexico, USA.  Ownership of the claim block is 100% Max Resources.  Access to the property is good via unpaved improved dirt road from Magdalena, New Mexico.  The operating season is year round with climate being typical intermontane high desert of the southwestern United States.

The project is in the Baca Basin which stretches for about 120 miles (193 km) from eastern Arizona to central New Mexico.  The basin began forming in Late Cretaceous time with deposition of the Crevasse Canyon Formation, followed by deposition of the Tertiary Baca Formation.  The Baca Formation consists of gently tilted (approximately 5º) fluvial sandstones, shales, and conglomerates.  The Baca Formation is informally divided into three units: Upper Red, Middle Gray, and Lower Red.  All known mineralization on the C de Baca project is in the Middle Gray unit of Baca Formation.  Most mineralization is within 200 – 300 feet (60 – 90 m) of the surface.  The exact character of the mineralization is unknown.

Uranium Mineralization was first discovered in the Baca Basin in 1953 in the Datil Mountain area about 25 miles (40 km) west of the C de Baca project.  Since that time numerous uranium exploration programs have taken place within the basin.  Leonard Resources, in 1974, acquired approximately 20 square miles (about 5200 hectares) in the eastern Baca Basin which included the area of the C de Baca project.  Leonard joint ventured the project with several former major uranium explorers: SOHIO, Anaconda, Cominco American, and Occidental Minerals.  Drilling found significant uranium intercepts clustered in the NW quarter of Section 22, and NE quarter of Section 21, T.1 N., R.4 W.  Occidental Minerals reported “geologic reserves of 500,000 pounds” for an area in the NW corner of Section 22 and the NE corner of Section 21, T.1 N., R.4 W.  The methodology behind this historic estimate is not known; it is not a reliable resource estimate; it is not NI 43-101 compliant.  The Occidental estimate is placed in this report as a historic resource estimate.

Max Resources acquired the C de Baca project in September, 2005.  Max Resources conducted a reconnaissance a drill-hole program in May – June, 2007, to confirm the presence of mineralization discovered by Occidental Minerals in 1980 and 1981.  The drill program consisted of 14 rotary holes (not counting the re-drill of one hole) and geophysical logging in the NW quarter of section 22.  The drill hole program successfully showed the presence of the uranium mineralization previously encountered by Occidental Minerals.

Fifty-seven percent of the holes drilled by Occidental Minerals on the C de Baca project area encountered intercepts of 0.01% or better eU3O8; an additional nine percent of the holes encountered anomalous intercepts.  In the 2007 Max Resources drill hole program thirteen of the fourteen holes encountered intercepts of 0.01% eU3O8 or better.  Thus, exploration to date shows that the Baca Formation, especially the middle gray unit, is prospective for economic accumulations of uranium.  Likewise, historical and recent drilling shows that significant accumulations of uranium mineralization do exist in the middle gray unit of the Baca.  Although the Occidental estimate of about 500,000 tons of U3O8, in the area in the NW corner of Section 22 and the NE corner of Section 21, T.1 N., R.4 W., is not NI-43-101 compliant, it may be indicative of the type of targets and mineral accumulations that might develop along a Baca uranium trend. Such a mineralized trend may consist of a number of target types such as: (1) accumulations associated with carbonaceous trash along or between stream channels; (2) roll front accumulations; (3) structure controlled accumulations especially along high-angle faults; (4) and other more speculative types, such as at the Baca – Crevasse Canyon contact.

In the author’s opinion, historic drilling is significant in finding anomalous to highly mineralized intervals of uranium over a broad area in the eastern Baca basin, but the historic exploration is insufficient to determine the type of system, controls or extent of uranium mineralization on the C de Baca project and surrounding area.  Evaluation of the type of uranium system, and exploration for exploitable uranium accumulations, will require closed-spaced drilling.  In order to follow the most favorable trend it is recommended that Max Resources increase its land holdings to the north and south of the current C de Baca project area.

Max Resources plans a follow-up program of $US 300,000 to examine in detail the higher grade mineralized zones found to date.

INTRODUCTION AND TERMS OF REFERENCE

Michael G. Bersch was retained Max Resources Corp. by Clancy J Went, Vice President of Exploration to conduct an independent review of exploration conducted by Max Resources Corp. on the C de Baca.

The following report comments on the recent drilling program carried out by Max Resources Corp.  The report has been prepared in compliance with the requirements set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

The C de Baca project is located in Baca Canyon, Socorro County, New Mexico, USA.  The property was the focus of past uranium exploration activities that discovered the presence of probable Colorado Plateau trend type uranium mineralization.  This report is based on the author’s personal examination of the property on October 12, 2007, review of exploration data generated by Max Resources including geophysical logs and drill cuttings, review of historic exploration data, and the published mining and scientific literature.  All sources of information are listed in the Reference section of this report.  Mr. Clancy J. Wendt acted in an advisory capacity during the site visit.

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Figure 1.   General Location of C de Baca Project, NM, USA

Terms, abbreviations, and conversions:

Max Resources Corporation may be referred to throughout this report as Max Resources Corp., Max Resources, or Max.

Pounds – lb = 0.454 kg

Grams – g

Kilogram – kg = 1000 g = 2.204 lbs

Tonne – t = 1000 kg = 2204 lbs

Short ton – st = 2,000 lb = 907 kg

Grams per tonne – g/t

Tonnes per day – t/d

Percentage - %

Feet – ft = 0.3048 meters

Mile – mile = 5280 ft = 1.61 km

Kilometers – km = 0.62 mile

Meter – m = 3.281 ft

Meters above sea level – mas

Hectare – 100 m x 100 m = 10,000 m2 = 2.471 acres

Acre = 43,560 ft2 = 0.405 hectares

Square meter – m2 =

Square foot – ft2 =

Square mile = 2.59 km2

Square kilometer – km2 = 100 hectares

US dollar = $US

Canadian dollar = $CA

% eU3O8 – per cent equivalent U3O8 calculated from down-hole gamma logs

Uranium quantities may be reported as per cent U3O8 or as pounds U3O8 per ton, as is common practice in the uranium industry in the United States.

DISCLAIMER

Michael G. Bersch has reviewed the data pertaining to the uranium mineralization found on the C de Baca project that was provided by Max Resources and has drawn his own conclusions.  Michael G. Bersch did not carry out any independent exploration work, drill any holes, or conduct any sampling.

While exercising all reasonable diligence in checking and confirming the data, Michael G. Bersch has relied upon the historic and recent data presented by Max Resources Corp. in formulating his opinions.

The description of the property, and ownership thereof, as set out in this report, is provided for general information purposes only.  Michael Bersch did not review the legal title of the land holdings of Max Resources in regards to the C de Baca project.  The author did query the governmental records located on the United States Bureau of Land Management Legacy Rehost website (www.blm.gov/lr2000).  The Bureau of Land Management (BLM) records show the claims were filed and appear valid and up-to-date.

Michael G. Bersch is pleased to acknowledge the cooperation of Max Resources Corp. Vice President of Exploration, Clancy J. Wendt, and independent consulting geologist, Gerald Willis, who made any and all data requested available and responded openly and helpfully to all questions, queries and requests for materials.

PROPERTY

DESCRIPTION AND LOCATION:

The C de Baca project area is located in Socorro County, New Mexico, USA, about 14 miles north of Magdalena, NM (Figure 2).  The approximate location of the central portion of the property is at Latitude 34°15’ N, Longitude 107°15’ W.  Topographic map references are: United States Geological Survey Magdalena, New Mexico, 30 minute quadrangle, and Carbon Springs, New Mexico and Mesa Cencerro, New Mexico 7.5 minute quadrangles.

The C de Baca project area comprises a block of 108 unpatented load mining claims, the DAT claims, covering over 3 square miles (approx 800 hectares km2).  The claims cover all of Sections 21, 22, 23 of Township 1 North, Range 4 West, New Mexico principal meridian and base line, with the boundary of the claim block overlapping into surrounding sections (Figure 3)  Unpatented lode mining claims are a maximum of 1500 feet by 600 feet (approximately 457m x 183 m).  Max Resources acquired the property by staking in September, 2005, and holds 100% of the mineral rights.  The claims lie within the Cibola National Forest and are administered by the United States Forest Service.  The claims, DAT 1 through DAT 108, are filed with the United States Bureau of Land Management, serial numbers NMMC172161 through NMMC 172268.

Location of Known Mineralization and Other Important Mining and Natural Features

All known mineralization is all in the subsurface.  However, outcrop areas of the Baca Formation around the project area contain numerous small occurrences of uranium mineralization.

Permits Required:

Before beginning exploration activities, Max Resources was required to have a plan of operations approved by the United States Forest Service and to obtain an exploration permit from the New Mexico Energy, Minerals and Natural Resources Department.  Max Resources contracted with Enviroscientists Inc.1 of Reno, Nevada, to carry out environmental and cultural resources surveys necessary to obtain drilling permits.  These surveys included an archeological review of the 53 hectares of C de Baca project area which was completed by Lone Mountain Archaeological Services Inc2. in December, 2006, in advance of a planned drilling project.  No significant cultural resources were found (Boggess, 2006).

A reclamation bond of approximately $19,000 US was required to be posted with the State of New Mexico before drilling could begin.  Max Resources then obtained a Minimal Impact Exploration Permit No. SO012EM from the New Mexico Energy, Minerals and Natural Resources Department.

Environmental Liabilities

There are no known environmental liabilities in relationship to the project area.

Figure 2.  State of New Mexico with General Location of C de Baca Project

Cañon
de
las
Cabras
Las
Cabras
Cedar
Springs
CIBOLA
Canyon
Springs
Canyon
Springs

DAT Claims, Socorro County, New Mexico

October 2007

Max RESOURCE CORP.

Figure 3.  Max Resources Corp., DAT Claims, Socorro County, NM, USA

ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

Topography, Elevation and Vegetation:

The Baca Basin lies between the Datil section of Colorado Plateau and Mexican Highlands section of the Basin and Range (Fenneman, 1931).  The project area consists of piedmont slopes.  The C de Baca project area is on a gently eastward sloping pediment surface of mixed colluvium and alluvium (Figure 4).  The elevation of the central portion of the project area is approximately 1920 m (6300 ft), and the elevation varies by about 183 m (600 ft).  To the west of the project lie the Bear Mountains with elevations to 2380 m, and to the east the Ladrone Mountains with elevations to about 2750 m at Ladrone Peak.  The Rio Salado at about 1630 m lies north of the project area is an intermittent stream and the principle drainage in the Baca Canyon area.  The river flows east to the Rio Grande.

Vegetation is sparse juniper and piñon with various cacti, sage, and grasses.

Means of Access:

The C de Baca Project is located approximately 22 km (14 miles) from Magdalena, New Mexico.  Access to Magdalena from a number of population centers in New Mexico is via paved highway (see next section below).  Access to the C de Baca project area is via an improved dirt road, Socorro County Road 354, north from Magdalena.  Socorro County Road 354 runs through a major portion of the property.  Access to various parts of the project area is via unimproved dirt road and tracks from County Road 354.

Proximity to Population Center and Nature of Transport:

Magdalena is 160 km (100 miles) from Albuquerque, New Mexico; approximately 42 km (26 miles) from Socorro, New Mexico, both by paved highway.  Albuquerque is the largest city in New Mexico with a metro area population of about 750,000 people.  All major services and forms of transportation are available.

Climate and Length of Operating Season:

The climate of the project area is typical intermontane high desert of the southwestern United States.  Average annual temperature is 11º C (52º F), with an annual precipitation average of 28 cm (11 inches).  Most of the precipitation occurs from July to September (Slusher & Barkley, 1982).  The operating season is year round.

Availability of Infrastructure Necessary for Operations:

•

Water: Available in Magdalena, New Mexico, and probably availability from nearby ranches for exploration activities.  The Baca and Mesa Verde formations may be aquifers (Slusher & Barkley, 1982).

•

Power: Available in Magdalena, New Mexico;

•

Rail: Available in Magdalena, New Mexico;

•

Food: Available in Magdalena, New Mexico;

•

Fuel: Available in Magdalena, New Mexico;

•

Telephone: Available in Magdalena, New Mexico;

•

Cell Phone Service:  Available at the project site

Figure 4.  False-color satellite image of regional physiography of C de Baca Project area.

HISTORY

Prior Ownership, Type and General Result of Previous Exploration and Development:

Uranium was discovered in 1953 by a local rancher in the Datil Mountain area, Catron County, New Mexico, about 25 miles (40 km) west of the C de Baca Project area (Griggs, 1953).  Uranium was found to occur near the contact of the Tertiary Baca Formation and Cretaceous Mesa Verde Formation.  Subsequently, numerous small uranium occurrences were discovered along the contact for a distance of over 20 miles, and small tonnages of relatively high grade ore (0.1-0.2% U3O8) were shipped (Collins, 1958).  In addition, other uranium occurrences were discovered within the Baca above the contact with the Mesa Verde.  Most uranium occurrences consisted of uraniferous carbonaceous matter and uranium deposited along sandstone-shale contacts (Collins, 1958).

In 1974, Leonard Resources acquired approximately 20 square miles (about 5200 hectares), including the 3 square mile area of the C de Baca, and subsequently joint ventured the project with SOHIO3.   SOHIO drilled 14 rotary holes but returned the property to Leonard Resources in 1976 (Slusher and Barkley, 1982).  Leonard Resources then drilled five holes and with anomalous uranium showings in 3 holes and an “ore-grade” zone in one hole (Slusher & Barkley, 1982).  Cominco American4  became a joint venture partner with Leonard Resources in 1977, and undertook a radon survey and drilled 28 rotary holes, encountering weak mineralization in a few holes (Slusher and Barkley, 1982).  Comino apparently declined to continue the joint venture, and the property was acquired by Anaconda Copper Company5 in 1979 which drilled 16 rotary holes encountering anomalous intercepts in 6 holes (Slusher and Barkley, 1982).  None of the Anaconda, Cominco, SOHIO, or Leonard Resources drilling data was available for review and the location of the drill holes in the 20 square mile area is not known.

Occidental Minerals Corp.6   (Occidental) obtained a lease on 326 lode claims held by Leonard Resources in 1980, and staked an additional 147 unpatented mining claims.  The total gross acreage held by Occidental was 10,460 acres (approximately 4,236 hectares).

Occidental began wide-spaced (generally ≥500 foot [155 m] centers) drilling program in June, 1980, to characterize the favorability – depth, lithology, and chemistry – of the Baca formation for uranium mineralization.  This first round program was a 45 rotary drill hole program.  The first round program found significant amounts of uranium in the NW quarter of Section 22, and the success of this program resulted in Occidental funding a second phase of drilling, 112 holes, in November, 1980 (Slusher and Barkley, 1982).  The November drilling continued the wide-spaced program plus follow-up drilling (approximately 100 – 200 foot [30 – 60 m] spacing) in prospective areas found in the first phase, especially sections 21 and 22.  The results of this program encouraged a third round of drilling, 59 holes, in 1981.  Most of the 1981 holes continued wide-spaced drilling outlining the southern trend of the Baca Formation end the project area (Slusher and Barkley, 1982).

The drilling programs by Occidental showed that the Middle Gray Unit of the Baca Formation was favorable for uranium mineralization over a length of approximately 3.5 miles (5.6 km) and a width of 3500 feet (1100 m).  All of the holes reportedly were logged by geophysical methods, gamma-ray, self-potential, and resistivity, but the actual drill hole and geophysical logs are not in the possession of Max Resources and may be lost.  Of the 216 holes drilled, anomalous uranium intercepts were found in 98 holes, or 45% (Slusher and Barkley, 1982).  The drilling also showed that significant accumulations of uranium, such as in the NW corner of Section 22 are present along the trend.

A tabulation of uranium intercepts encountered in the Occidental drilling on the C de Baca project area is given in Table 1.  Of the 128 holes drilled by Occidental on the C de Baca project, 73 had intercepts of ≥1 ft (0.3 m) of 0.01 % eU3O8, 17 showed anomalous intercepts and 38 showed no mineralization.

The 1982 Occidental report also refers to “limited chemical assays of core” showing that uranium was out of equilibrium by as much as 1.5 in favor of chemical (Slusher and Barkley, 1982).  No historic core, core logs, or chemical analyses were available for viewing by the author and may be lost.  The author surmises that in one or two rotary holes drilled by Occidental Minerals conventional coring was done over specific intervals with chemical assays undertaken of these intervals.

Table 1

Summary of Uranium Intercepts –Occidental MInerals Drilling on the
C de Baca Project Area, New Mexico
(summarized from Slusher and Barkley, 1982)

Hole #	Section	Thickness (ft)	Grade %U3O8	Down-Hole Depth (ft)
BR-3	23	6.0	Anomalous	287
BR-5	22	1.0	0.089	148
BR-7	22	2.0	0.016	305
"	"	1.5	0.032	597
BR-9	23	2.5	0.015	289
"	"	3.0	0.024	379
BR-10	23	1.5	0.060	175
"	"	2.5	Anomalous	212
BR-11	23	None
BR-12	22	10	Anomalous	297
"	"	1.0	Anomalous	358
BR-13	23	None
BR-14	23	3.0	0.117	198
"	"	1.0	Anomalous	216
"	"	2.0	Anomalous	232
"	"	2.0	0.016	554
"	"	1.5	0.022	568
BR-15	23	3.5	0.011	147
BR-16	23	10.0	0.012	169
BR-17	23	None
BR-18	23	None
BR-20	23	2.0	0.027	228
"	"	1.0	Anomalous	248
BR-21	23	None
BR-22	23	4.0	Anomalous	165
BR-23	21	2.0	0.062	305
"	"	1.5	0.036	323
"	"	2.0	Anomalous	345
"	"	1.0	Anomalous	356
BR-24	23	None
BR-26	22	3.0	0.012	223
BR-28	23	None
BR-29	23	3.5	0.010	192
BR-30	23	17.0	Anomalous	176
BR-31	22	2.5	0.084	161
"	"	1.0	0.368	175
"	"	3.5	0.111	176
"	"	5.0	Anomalous	203
"	"	1.0	Anomalous	210
BR-32	22	None
BR-33	22	2.5	0.062	165
"	"	1.0	0.028	202
"	"	1.5	0.016	211
"	"	7.0	Anomalous	234
BR-34	22	2.5	0.078	130
"	"	8.0	0.037	132
"	"	6.5	0.027	170
"	"	4.0	Anomalous	181
BR-35	23	2.0	0.025	192
BR-36	23	1.5	0.014	212
"	"	1.5	0.023	228
BR-37	22	3.0	Anomalous	133
	"	2.0	0.045	144
BR-38	22	3.0	0.230	173
"	"	13.0	0.076	182
BR-39	22	1.5	0.044	236
"	"	3.0	Anomalous	254
"	"	6.0	Anomalous	271
BR-41	22	None
BR-42	22	3.0	0.155	176
"	"	1.5	0.062	187
"	"	3.5	0.042	201
"	"	2.0	Anomalous	230
BR-46	22	1.5	0.016	148
BR-47	22	5.5	0.060	251
"	"	1.5	0.017	254
"	"	2.0	0.018	279
BR-48	22	None
BR-49	22	None
BR-50	22	None
BR-51	22	2.5	0.040	205
BR-53	22	1.5	0.025	236
BR-55	21	None
BR-57	21	18.0	0.010	287
"	"	7.5	0.20	291
BR-59	21	1.5	Anomalous	579
"	"	1.5	Anomalous	614
BR-61	22	4.5	0.017	279
BR-62	22	None
BR-63	21	2.5	0.026	289
BR-64	22	6.0	0.10	296
"	"	3.0	0.19	297
BR-65	21	4.0	0.030	241
"	"	3.5	0.025	249
BR-66	22	None
BR-67	21	3.5	0.013	309
"	"	1.5	0.016	347
BR-68	22	2.5	0.021	307
"	"	1.0	0.029	320
BR-69	22	None
BR-70	22	None
BR-71	21	4.0	0.030	296
"	"	3.5	0.030	304
BR-73	22	7.0	0.050	166
"	"	5.5	0.020	186
BR-74	22	3.5	Anomalous	300
BR-75	21	4.0	0.040	316
"	"	4.0	0.070	357
BR-76	22	None
BR-77	22	None
BR-78	22	None
BR-79	21	None
BR-80	22	None
BR-81	21	None
BR-82	22	2.0	0.018	292
BR-83	21	None
BR-84	21	None
BR-93	21	5.0	Anomalous	344
BR-95	22	1.0	Anomalous	150
"	"	1.0	Anomalous	312
BR-96	22	None
BR-97	22	1.0	Anomalous	310
BR-98	22	None
BR-99	22	2.0	Anomalous	360
"	"	3.0	Anomalous	370
BR-100	22	None
BR-101	22	1.0	Anomalous	180
"	"	1.0	Anomalous	390
"	"	1.0	Anomalous	450
"	"	1.0	Anomalous	640
BR-102	23	None
BR-103	23	1.0	Anomalous	385
"	"	1.0	Anomalous	400
"	"	1.0	Anomalous	408
BR-104	23	4.	0.016	272
BR-105	22	2.0	0.12	340
"	"	4.0	Anomalous	385
BR-107	22	1.5	0.060	352
BR-108	22	10.0	Anomalous	320
BR-109	22	30.0	Anomalous	400
BR-110	22	3.0	0.013	407
BR-111	21	None
BR-112	21	None
BR-113	21	9.0	0.025	305
BR-114	22	3.0	0.030	193
BR-116	22	6.0	0.014	139
BR-117	21	3.0	0.030	392
BR-118	22	2.5	0.016	122
"	"	2.5	0.020	129
"	"	3.0	0.020	146
"	"	2.5	0.015	152
BR-120	22	5.0	0.030	167
"	"	2.0	0.017	185
"	"	1.5	0.014	199
BR-121	21	1.5	0.040	334
"	"	5.0	0.020	336
BR-122	22	4.0	0.020	212
BR-128	22	1.5	0.013	439
BR-129	21	2.5	0.016	232
BR-130	22	6.5	0.040	357
BR-131	22	3.0	0.020	289
BR-132	21	5.5	0.035	266
"	"	2.0	0.075	263
"	"	2.0	0.030	298
BR-134	22	1.5	0.11	295
"	"	4.0	0.050	297
BR-135	21	3.0	0.11	276
"	"	1.5	0.070	280
"	"	10.5	0.050	283
BR-136	21	None
BR-137	22	None
BR-138	22	None
BR-139	22	1.5	Anomalous	473
BR-140	22	4.0	0.040	145
BR-141	22	7.0	Anomalous	170
BR-142	22	4.5	0.060	190
BR-143	22	3.0	0.050	145
"	"	1.5	0.012	157
"	"	1.0	Anomalous	172
BR-144	21	2.0	0.020	393
"	"	5.0	Anomalous	420
BR-145	21	2.5	0.030	357
"	"	6.5	0.050	388
BR-146	21	11.5	0.020	359
BR-148	21	1.0	0.020	368
BR-150	22	7.0	0.030	307
BR-151	22	1.0	0.030	287
"	"	2.5	0.014	293
BR-152	22	None
BR-153	22	2.0	0.030	253
BR-154	22	4.0	0.050	277
"	"	3.0	0.030	283
BR-155	22	2.0	0.016	286
BR-156	22	4.5	0.020	290
BR-157	22	10.5	0.020	291
"	"	4.5	0.020	315
BR-158	22	1.0	0.010	438
"	"	2.5	0.010	733
BR-159	22	None
BR-160	22	None
BR-161	22	2.0	0.010	381
BR-164	22	5.0	0.060	537
BR-182	22	None
BR-183	22	4.0	0.016	277
BR-207	21	2.5	0.050	678
BR-209	21	1.5	0.047	938

Previous exploration by other operators consisted mainly of approximately 279 rotary drill holes in a much larger area, 20 square miles (52 km2), than the C de Baca project.  Table 2 is a general summary of previous drilling by operator.

Table 2.   Summary of Historical Drilling on approximately 20 square miles
(52 km2) on and near C de Baca Project, New Mexico

Company	Date of Exploration	Drilling	Other
SOHIO	1974 – 1976	14 rotary holes geophysical logging
Leonard Resouces	1976	5 rotary holes geophysical logging
Cominco American	1977 – 1978 (?)	28 rotary holes geophysical logging	Radon survey
Anaconda	1979	16 rotary holes geophysical logging
Occidental Minerals	1980 -1982	216 rotary holes geophysical logging

Historical mineral resource or reserve estimate and reliability:

Based on drilling 200 foot (60 m) center holes, and limited 100 (30 m) foot centers, Occidental Minerals reported a “geologic reserves of 500,000 pounds” for an area in the NW corner of Section 22 and the NE corner of Section 21, T.1 N., R.4 W. (Slusher and Barkley, 1982).  The Occidental Minerals estimate is not NI 43-101 compliant.  The methodology used for the Occidental estimate is not known, except that a “0.1 grade thickness” cutoff and an equilibrium factor of 1.5 was used (Slusher and Barkley, 1982).  Likewise, Sargent7 [apparently referring the same area in the NW corner of Section 22 and the NE corner of Section 21, T.1 N., R.4 W]8 states that “drilling has indicated a [non-NI 43-101 compliant] few hundred thousand pounds of U3O8 from material with grades greater than 0.01% and thicknesses that would possibly allow extraction by in situ methods.”  (Id at page 42a).”  New drilling, begun by Max Resources (see below), will be required for reliable resource calculations.

Production History:
There is no history of production from the project area.

GEOLOGICAL SETTING

Regional Geology

The Tertiary Baca Basin is about 120 miles (193 km) East – West and is up to 40 miles (64 km) wide.  Historically, the most favorable areas for uranium mineralization have been found along the northern portion of the trend stretching east from Springerville, Arizona to Magdalena, New Mexico (Figure 5).

Figure 5 – General Trend of the Most Favorable Areas for Uranium Mineralization in Tertiary Baca Formation from east-central Arizona through west-central New Mexico (after Borkert, et al, 1980b).

Stratigraphy:

Exposed north of the Baca Basin and in fault blocks within the basin is the Late Cretaceous Crevasse Canyon Formation.  The Crevasse Canyon is up to 1050 feet (327 m) thick north of the C de Baca area and the upper portion exposed along the north and east sides of Baca basin (Potter, 1970).  The Crevasse Canyon is composed of continental – littoral, thin bedded to massive sandstones siltstones and shales with a few thin coal beds, inches to 2 feet (Potter, 1970).  The formation was named by Allen and Balk (1954) from exposures on the west side of the San Jaun Basin and is equivalent to the Dilco and Gibson Coal Members of the Mesa Verde Formation, which were traced by Pike (1947) to the Rio Salado drainage area.  Subsequently Tonking (1957) called these strata Crevasse Canyon (Potter, 1970).

The Eocene Baca Formation overlies the Crevasse Canyon.  The sedimentary rocks of the Baca Formation were originally part of the Datil Formation as defined by Winchester (1920).  Wilpolt et al. (1946) broke out the lower approximately 700 feet (218 m) of sandstones, shales, and conglomerates as the Baca Formation with its type section in Baca Canyon.  The type section located in Sections 4, 5, 8, and 9, T. 1 N., R. 4 W.  Potter (1970) conducted a detailed study of the Baca and found that the Baca lies conformably on the Crevasse Canyon but exposures are poor.  The upper contact with the Datil Formation is gradational (Potter, 1970).  The Baca Formation consists of fluvial sandstones, shales, and conglomerates probably deposited in braided streams.  The Baca Formation is informally divided into three units, from lowermost to upper these are:

•

Lower Red Unit (Baca) is approximately 230 feet (70 m) thick, dark grayish-red mudstones and yellow to light red fine- to medium-grained sandstones, and white to reddish conglomerate.  Mudstones and fine- to medium-grained poorly sorted sandstones predominate.  Carbonaceous trash may occur along the contact, between light gray sandstones and greenish-gray mudstones.  Discontinuous, lenticular, conglomeratic sandstones up 40 feet (12 m) thick occur in the Lower Red Unit.  The conglomerates contain clasts to up to 20 inches (50 cm) in diameter of Precambrian granite, quartzite, and Pennsylvanian – Permian sandstone and limestone (Potter, 1970).

•

Middle Sandstone Unit (Baca) – This unit is approximately 225 feet (69 m) thick and consists mostly of brownish, limonite stained, fine- to very coarse-grained, fluvial sandstone.  The unit contains an abundance of fossil wood.  The fossil wood is carbonaceous to silicified and ranges from particulate to logs up to 10 feet (3 m) long.

•

Upper Red Unit (Baca) – This unit is approximately 240 feet (73 m) thick and consists mostly of reddish mudstones and sandstones.

The Baca Formation at its type locality grades upward into the Spears Member of the Datil Formation.  The Datil Formation consists of approximately 1800 feet (549 m) of andesite to rhyolite consisting of tuffs, tuff breccias, agglomerates, with some flow units, intermixed with sandstones.  Two members are recognized in the Baca Basin area:

•

Spears Member – The Spears Member is approximately 1340 feet (408 m) thick and is exposed in the Bear Mountains immediately west of the project area.  The Spears Member consists of generally of reddish-brown water-lain volcanic sediments (tuffs, tuff breccias, agglomerates) of quartz latite composition.  The lower portion of the Spears Member grades into the Baca Formation (Potter, 1970).  The Spears member has been dated at 37.1 Ma, upper Eocene (Burke et al., 1963).

•

Hells Mesa Member – The Hells Mesa Member unconformably overlies the Spears member.  The Hells Mesa Member consists of about 290 feet (88 m) of rhyolitic weld tuff.

The La Jara Peak andesitic-basalt caps the Bear Mountains.  Potter (1970) considered this unit to be late Miocene reporting that it is interbedded with Santa Fe type sediments.  However, Chamberlain (2005) considers the La Jara Peak basaltic andesite upper Oligocene age.

Unconsolidated Quaternary pediment gravels approximately 20 feet (6 m) deep cover the gently sloping pediment dipping E-ESE from the Bear Mountains.  The gravels are composed of volcanic rocks from the Datil Formation (Potter, 1970).

Intrusive Rocks:

Basalts – Miocene (?) to Late Oligocene – Generally NNW to NNE striking basaltic dikes cut the formations in the Baca Basin.  Collins (1958) reports that basalt dikes west of the project area near Datil Mountain are up to 20 feet (6 m) thick and can be traced for up to 15 miles (24 km).  Basaltic dikes in the Pietown area, west of the project, have been dated earliest Miocene at 27.7 Ma (Laughlin et al., 1980).

Structure:

The Baca basin (and other similar basins, e.g. McRea, Raton, Galisteo) probably formed as an isolated intermontane basin in mid-Cenozoic as part of the Laramide Orogeny as part of N-S crustal warping that produced the basins and uplifts in the Rocky Mountains.  Sediments shed off of these uplifts, in particular, the Lucero uplift probably was the source of sediments for much of the Crevasse Canyon and Baca Formations.  Most of the structural features in the Baca Basin are associated with NW striking Late Tertiary tensional faulting (Potter, 1970).

Geology of C de Baca Project:

The surficial geology of the C de Baca area is mostly alluvium and colluvium pediment cover.  Figure 6 shows a general interpretation of the subsurface stratigraphy and mineralization near historic drill hole BR-57.  Drilling by Occidental Minerals and Max Resources indicates that the Baca Formation lies beneath 80 feet (24 m) of volcanic rocks or volcanic debris shed off the Bear Mountains. Wide spaced drilling indicated that the depth to uranium horizon in the Middle Gray Unit of the Baca formation varied from 145 feet (44 m) to 325 feet (99 m), and the variation was caused by faulting within the basement

Baca – Lower Red Unit:  Although previous studies indicated that the Lower Red Unit was not greater than 350 feet (107 m), Occidental Minerals reported intercepting as much as 640 feet (184 m) of Lower Red below the Middle Gray (Slusher and Barkley, 1982).

Baca – Middle Gray:  Occidental Minerals reported that most outcrops of the Middle Gray are oxidized to yellow-gray color, in the subsurface the Middle Gray is a reduced, gray, fine- to medium-grained sandstones interbedded with silts and clays.  Drilled thicknesses up to 360 feet (110 m) are about 50% thicker than reported from outcrop measurements (Slusher and Barkley, 1982).

Baca – Upper Red Unit: In the project area consist mainly of intercalated, reddish, fine sands, silts, clays and muds, with occasional coarse sands and conglomerates (Slusher and Barkley, 1982).

C de Baca Project, Socorro County, NM

D.H. BR-57
0
50
100
150
200
250
300
350
400
FEET BELOW COLLAR
OVERBURDEN - DATIL VOLCANICLASTICS (SPEARS)
UPPER RED BACA SILTSTONE
MIDDLE GREY BACA SANDSTONE
7.5' of 0.2% U_3O_8
LOWER RED BACA SANDY SILTSTONE

Figure 6.  C de Baca Project general lithology in the area of Oxcidental Drill Hole BR-57 showing mineralization intercept in the Middle Grey Baca sandstone (modified from Sargent, 1983).

DEPOSIT TYPES

The deposit target type for the C de Baca project is Colorado Plateau type epigenetic, sandstone uranium deposit which occur throughout much of the plateau region (Figure 7)

Figure 7.   General Distribution of Uranium Deposits on the Colorado Plateau

(after Rackley, 1976)

The Colorado Plateau types have been divided into various subtypes, for example, (a) blanket or peneconcordent, (Dahlkamp, 1978), and (b) stacked or tectolithological, (Dixon,1979) but all share numerous common features:

The usual hosts for these deposits are fossil stream channels of permeable sandstones and conglomerates enclosed by relatively impermeable shales and mudstones.  When the stream channel deposits formed climatic conditions were warm, and abundant vegetation grew in the depositional areas.  The stream channels incorporated sufficient organic material to produce reducing conditions when it decayed.  Thus, the sands are light to dark gray, organic-rich, pyritic within the enclosing mudstone and shale.  The enclosing mudstone and shale are medium green or grey, pyritic and often carbonaceous.  Uranium derived from uraniferous volcanic or granitic uplands, or interbedded tuffs or uraniferous sedimentary sequences, with the general consensus being that most of the uranium is derived from interbedded tuffs and tuffaceous sediments (Adams, 1991).  Uranium is leached by oxidizing waters and transported in solution in hexavalent form.  The oxidized waters then traveled through the permeable sands and deposit uranium along zones of reduction associated with vegetable matter or humate.  The principal uranium minerals are pitchblende, uranium oxide mostly UO2, and coffinite (a uranium silicate – U(SiO4)1-x(OH)4x).  Grades of these deposits generally are from 0.1 to 1% U3O8 but can be much higher with fossil tree trunks entirely replaced by uranium minerals.  The usual size deposit varies from 1000 to 10,000 tonnes of contained U, but can be significantly larger (e.g., the Jackpile – Paguate deposit in the Laguna District, NM, yielded over 36,000 tonnes of U3O8).

Typical deposits of the northern portion of the Colorado Plateau occur in the Salt Wash Member of the Jurassic Morrison Formation (but deposits have been found in many formations from Paleozoic to Tertiary).  Most of these occurrences are in redbed deposits: continental sandstones, siltstones, conglomerates, and impure limestones, with intercalated tuffs (now bentonite beds).  Uranium deposits range from small pods erratically distributed to elongate orebodies that follow buried stream channels, associated with abundant carbonaceous material – vegetable “trash” – grasses, tree parts, and miscellaneous organic debris.  Uranium minerals fill pore spaces in the sandstones.  The organic “trash” acted as local centers of reduction with uranium minerals replacing the carbonaceous material.

Further south in the Grants mineral belt uranium mineralization is associated with epigenetic humate representing the transported or precipitated breakdown of vegetation from swamp-like areas along streams, from coalified plant matter in the sands, or organic ooze expelled from adjacent lake-pond mudstones (Nash, et al, 1981).  Uranium deposits are generally associated with braided stream deposits of sandstones, arkoses, conglomerates and siltstones of the Jurassic Morrison Formation, with some of the largest in the Brushy Basin Member, stratagraphically above the Salt Wash Member, deposited on a broad alluvial plain in the southern part of the San Juan Basin.  Uranium may have been leached and mobilized from tuffaceous units, granitic source rocks of the sands, or the host sands (arkoses) themselves by oxidizing groundwaters which was reduced and absorbed in contact with the humic zones and partially recrystallized to coffenite.  These deposits are generally elongate tabular, 0 – 20 meters thick, and occur en echelon horizontally or vertically.  Oxidizing roll-front type deposits also occur associated with these deposits but are thought to be younger.

There is potential for similar deposits in the sands and conglomerates of Tertiary Baca formation, and perhaps in the Cretaceous Crevasse Canyon formation, in the C de Baca Project area.  Target types include: (1) accumulations associated with carbonaceous trash along or between stream channels; (2) roll front accumulations; (3) structure controlled accumulations especially along high-angle faults; (4) and other more speculative types, such as accumulations along the Baca – Crevasse Canyon contact.

Mineralization and Alteration

Historic exploration carried out by Occidental Minerals and other companies has shown that the uranium mineralization exists at shallow depths, generally 200 to 300 feet (60 - 90 m), in the middle unit of the Baca Formation.  Sargent (1983) reports that uranium mineralization occurs closely associated with carbonaceous matter, and the mineralization is not associated with oxidized ground.  This is consistent with the author’s review of Max Resources drill hole cuttings:  No carbonaceous material was noted in the cuttings.  However, fine to very fine grain carbonaceous material may be completely lost in conventional drilling.  No intervals of oxidation were noted; the cuttings are generally gray in color above and below the mineralized intercepts.  (See Appendix 1 for images of the Max Resources drill hole cuttings.)  Sargent (1983) also noted that radiometric logs do not “show good examples of tails and seeps typical of mineralization at oxidation – reduction boundaries.” (ID at 43)  However, recent drilling by Max Resources shows a number of mineralized doublets that might be interpreted as the limbs of roll front type mineralization.  At this time, the type and character of the mineralization and associated alteration is not known and will require further exploration to delineate.

EXPLORATION BY OR ON BEHALF OF ISSUER

Other than a 14 hole rotary drill hole program, discussed in the next section, Max Resources Corp. has not conducted any geologic mapping, geochemical surveys, geophysical surveys, exploration activities on the C de Baca project.  Max has relied on the historic maps and reports by Occident Petroleum and data on file at the New Mexico Tech (New Mexico Institute of Mining and Technology) in Socorro, New Mexico.

Lone Mountain Archaeological Services Inc completed archeological survey on a portion of the C de Baca claims on behalf of Max Resources for drilling site locations and drilling permit.

DRILLING

Max Resources Corp. conducted a reconnaissance program in May – June, 2007 to test areas of mineralization discovered by exploration efforts by Occidental Minerals in 1980 and 1981.

Max Resources Corp. contracted with the following companies for services in regards to this project:

•

Drilling – Stuart Brothers Drilling Company, P.O. Box 2067, 306 Airport Rd, Milan, New Mexico, 87021, USA, (505) 287-2986;

•

Geophysical drill hole logging – Jet West Geophysical Service LLC, 2550 La Plata Hwy, Farmington, New Mexico, 87401-1900, USA, (505) 326-1415;

•

Geological Services – Gerald Willis, MineMappers LLC, 14 Tavalopa Rd, Los Lunas, New Mexico, 87031, USA, (505) 977-5945

•

Environmental and permitting – Enviroscientists, Inc., 4600 Kietzke Lane, Suite C129, Reno, Nevada, 89502, USA, (775) 826-8822.

The drill hole program consisted of 14 drill holes, not counting a redrill of hole 10, located in Sections 21, 22, 23 T.1 N., R.4 W. (See Figure 9).  The holes were rotary drilled and filled with drilling mud.  Drill cuttings were collected and sampled every five feet (1.5 m) to 10 feet (3 m) and logged during drilling by a qualified geologist.  Upon completion, down-hole geophysical logs for resistivity, spontaneous potential, and gamma were completed.  In situ uranium grades
(% eU3O8) values were calculated from gamma logs.

Previous exploration had shown that the NE quarter Section 21 and NW quarter Section 22, T.1 N., R.4 W. as the most favorable areas to begin resource definition.  Max Resources initiated a drill program to test the mineralization in this area and also mineralization in the western half of Section 23, T.1 N., R.4 W.

Drill holes CDB-1, CDB-2, and CDB-3 were targeted to test mineralization found in and around Occidental drill hole number BR-57.  All three holes encountered zones of mineralization varying in thickness from 3 feet (1 m) to 12 feet (3.7 m), with the average thickness of the zone of about 5.7 feet (1.7 m), with grades as high as 0.043 % eU3O8.  The average weighted grade of all intervals above 0.01 % eU3O8 is 0.027 % eU3O8.  Drill holes CDB-4, CDB-5, CDB-6, CDB-7, and CDB-8 were targeted to test mineralization found in and around Occidental drill holes BR-31 and BR-38.  All five holes showed significant intercepts encountering a total of seven zones varying in thickness from 1.5 feet (0.5 m) to 10 feet (3 m), with grades as high as 0.167 % eU3O8.  The average weighted grade for all intervals above 0.01 % eU3O8 is 0.072 % eU3O8.  Drill holes CDB-9, CDB-10, CDB-10A, CDB-11, and CDB-12 were targeted to test mineralization found in and around Occidental drill hole BR-64.  Drill hole CDB-9 cut two short intervals of mineralization, and drill hole CDB-11 cut one interval of significance.  Drill hole CDB-10 intercepted a basaltic dike.  The hole was relocated, CDB-10A, which cut one interval of mineralization.  One other area near historic Occidental drill hole BR-14 in Section 23, T.1 N., R.4 W., was tested.  Several thin intervals of low grade mineralization were encountered.

Table 3

Summary of Max Resources Drilling, C de Baca Project Area, New Mexico

Hole No.	Collar feet	TD feet	Zone Top (f)t	Thickness (ft)	% eU2O3

CDB-1	6378	380	300	5.5	0.043
			317.5	4	0.024

CDB-2	6365	350	270	12	0.023

CDB-3	6362	340	261.5	3	0.031
			293	4	0.015

CDB-4	6355	180	160.5	3.5	0.036
			184.5	10	0.074

CDB-5	6326	210	180.5	1.5	0.019

CDB-6	6348	200	155.5	6.5	0.137
			170	5	0.167

CDB-7	6353	235	2	7	0.052

CDB-8	6356	250	184.5	10	0.016

CDB-9	6201	345	306.5	3.5	0.034
			328.5	1.5	0.015

CDB-10	6236	310	none

CDB-10A	6299	310	295.5	2	0.066

CDB-11	6313	320	286.5	7.5	0.037

CDB-12	6311	340	none

CDB-13	6198	230	176.5	4	0.016
			201	1	0.015
			202	1.5	0.012

CDB-14	6180	240	199.5	0.5	0.027
			217	0.5	0.026

Summary and Interpretation of Results:

The objective of the drilling by Max Resources Corp. was to confirm the presence of mineralization discovered by previous exploration carried out in the 1980s.  The 14 hole drilling program was successful in this endeavor.

Most of the mineralized intercepts are relatively shallow, nearly all less than 300 feet (90 m) and many less than 200 feet (62 m).  Mineralization generally is encountered in the middle gray unit of the Baca about 80 feet (24 m) below the contact with the upper red unit of the Baca Formation (also noted by Occidental Minerals – see Borkert, et al. 1980b).  Mineralized intervals are probably close to true thickness considering the Baca generally dips about 5º to the west (see Potter, 1970).  This inclination is consistent with mineralization found in CDB-1 to CDB-3; correlating the top mineralized interval in both holes then the mineralization dips about 40 feet (12 m) in 330 feet (100 m) or about 6º NW.

291000
292000
293000
294000
295000
296000
3799000
3798000
3797000
3796000
C de Baca Project Area
Cañon de las Cabras
Reclaimed Road
Abandoned
Cedar Springs
FS 354C
FS 354
FS 354A
Cañon de Las Cabras Canyon
Springs Canyon
CIBOLA
NATIO
1
2
3
4
5
7
8
9
10
11
12
13
14
15
16
21
22
23

Max CDB drill hole and number

0 4000 ft

Map Grid = UTM Zone 13, NAD 83

Max Resources
C de Baca
Drill Hole Map

November 2007

Figure 8.   Max Resources Corp. CDB drill hole locations.

SAMPLING METHOD AND APPROACH

The author did not conduct any sampling programs on the property.  Likewise, Max Resources Corp. has not conducted any surface sampling as all of the formation of interest is not exposed and is covered by volcanic rocks or alluvium or colluvium from the Bear Mountains.  No analyses of drill cuttings were made as the presence of mineralization was determined by down-hole geophysical techniques.

SAMPLE PREPARATION, ANALYSIS, AND SECURITY

The author did not conduct any sample preparation or analyses.

The author did view the cuttings samples taken from the Max Resources drilling program.

The cuttings are contained in plastic containers with built-in dividers and lids.  The containers are marked on the inside and outside with the hole number in permanent ink.  They are stored at the residence of the site geologist.

(See Appendix for photos of cuttings.)

DATA VERIFICATION

Quality Control Measures and Data Verification Procedures Applied

The author was able to verify past drilling by finding a number of historical drill hole sites, Occidental Minerals drilling, with the aid of maps made by Occidental Minerals.  The historical Occidental drill hole sites were marked with the remnants of a stake, mostly eaten away by termites, and a metal tag with the drill number inscribed which was attached to the stake (Figure 9).  The author noted that historical reclaimed drill holes sites tended to be marked by larger cobbles with caliche surfaces compared to the surrounding landscape.

The author also verified the 2007 drill sites of Max Resources by observing these in the field.  Although reclaimed, the Max Resources were much easier to locate being marked by recent surface disturbance and a wooden lath with the drill hole information inscribed (see Figure 10, below).

Figure 10.  Max Resources reclaimed drill hole sites.  Picture taken from atop CDB-1 site looking northward toward CDB-2 and CDB-3.

The author also viewed and photographed cuttings collected during Max Resources 2007 drilling, reviewed the cuttings description-logs made by the site geologist, and obtained copies of the down-hole geophysical logs.

Nature and Limitations of Verification:

The author’s verification procedures were confined to a review of all the available data for the properties and conducting a site visit.

Available historical data from Occidental Minerals consists of reports, cross-sections, and reports with drill-hole summaries.  Data gather by operators prior to Occidental Minerals, was not available and is probably lost.  Recent data generated by Max Resources from a drill-hole program conducted in May – June of 2007, consists of cuttings, drill-hole logs, and geophysical logs; all of which were viewed by the author.  The author verifies that to the best of his knowledge historical and recent drill holes referred to herein were drilled, and other data collected and work carried out by previous operators and by Max Resources Corp appears to have been done in a professional manner and can be relied upon to the usual extent associated with a modern mining company following good practices at the time the data was collected.

The author has relied upon the historic and newly generated data in the formulation of his opinion, and as a guide for recommendation of further exploration.

ADJACENT PROPERTIES

No adjacent properties were studied as none are known in the immediate area.  However, during the 1980’s a number of locations in Baca Basin were investigated by energy and minerals companies, e.g. Gulf Minerals in the central part of the Baca Basin.

MINERAL PROCESSING AND METALLURGICAL TEST WORK

No mineral processing or metallurgical testing has been carried out by Max Resources Corp. on the C de Baca project.

MINERAL RESOURCES AND MINERAL RESERVE ESTIMATES

Max Resources Corp. has not calculated and mineral resource or reserve estimates.  Max Resources is in the early stage of evaluation of the C de Baca having just completed a program of 14 drill holes.

OTHER RELEVANT DATA AND INFORMATION

Michael G. Bersch is not aware of any additional information or relevant data, the omission of which would make this Technical Report misleading or difficult to understand.

INTERPRETATIONS AND CONCLUSIONS

Recent drilling by Max Resources Corp. at the C de Baca project has confirmed uranium mineralization discovered in early 1980’s by Occidental Minerals Corp and other exploration companies.

Referring to an area, much of which is covered by the C de Baca project, Sargent (1983) noted that wide-spaced drilling “outlined a north-trending area with dimensions approx. 1.1 km x 5.6 km in which the gray sandstone of the middle unit of the Baca Fm appears favorable for uranium mineralization,” (ID at 43) and that the area would be an attractive area to search when the price of uranium rebounded.9  Of the 129 holes drilled by Occidental Minerals on the C de Baca project area, 74 holes (57%) had intercepts ≥ 0.01 % eU3O8 and an addition 12 holes (9%) had anomalous intersections.  Of the 14 drill holes recently completed by Max Resources, 13 holes had intercepts ≥ 0.01 % eU3O8.  Thus recent and historic drilling appears to confirm Sargent’s evaluation of the area.  At the very minimum the high number of intercepts shows that there is considerable uranium within the Baca Formation with the middle unit being especially prospective for economic accumulations.

The historic drilling by Occident, in part confirmed by Max Resources drilling, shows that significant accumulations of uranium mineralization do exist in the middle gray unit of the Baca.  Although the Occidental estimate of about 500,000 tons of U3O8, in the area in the NW corner of Section 22 and the NE corner of Section 21, T.1 N., R.4 W., is not NI-43-101 compliant, it may be indicative of the type of targets and mineral accumulations that might be developed along a Baca uranium trend.  Such a mineralized trend may consist of a number of target types:

1.

Accumulations associated with carbonaceous trash:  Sargent (1983) reports that uranium mineralization occurs closely associated with carbonaceous matter, and the mineralization is not associated with oxidized ground.  This is consistent with the author’s review of the Max Resources drilling hole cuttings where no oxidized intervals were noted above or below the mineralized intercepts.  Thus, if uranium mineralization is hosted by carbonaceous material then mineralization might be expected in discontinuous pods where vegetable material accumulated along and between stream channels.

2.

Roll front type accumulations:  Sargent (1983) stated that radiometric logs do not “show good examples of tails and seeps typical of mineralization at oxidation – reduction boundaries.” (ID at 43)  However, drill holes by Max Resources intercepted a number of mineralized doublets (as did a number of the holes drilled by Occidental Minerals), that is, two mineralized intervals separated by a 5 ft to 20 ft non-mineralized section, e.g. CDB-6 with 6.5 ft of 0.137 % eU3O8 at 155.5 ft and 5 ft of 0.167 % eU3O8 at 170 ft.  These doublets may represent the limbs or tails of roll front type deposits.  Thus, deposits in the Baca formation may have more similarities to other roll front type deposits such as South Texas rather than Plateau-type deposits found in the Grants, NM region.  This would be consistent with the Tertiary age of the Baca mineralization versus the Mesozoic age of most of the major mineralization in the Grants Mineral Belt.  Also similar to the South Texas deposits, such Baca roll fronts may have been re-reduced accounting for the lack of oxidation-reduction boundaries (see for example McKnight, 1972).

3.

Structure controlled accumulations – stacked deposits and other accumulations along faults or other structure:  Occidental minerals geologists interpreted the Baca Formation in the project area to “be confused by an elaborately laced system of faults and fault-related dikes” (Borkert et al., 1981).  Thus, fault controlled mineralization is a prime target especially if uranium was deposited by oxidized ground waters circulating up along these faults.

4.

More speculative targets – Some targets that have not been tested by historic exploration or Max Resources also exist in and around the C de Baca project area.  For example: The first uranium accumulations found in the Baca basin were along the outcropping contact of the Baca Formation and the underlying Cretaceous Crevasse Canyon formation (Collins, 1958).  However, these tended to be relatively small reduced areas around organic material surrounded by oxidized rock.  The central part of the Baca basin, such as beneath the C de Baca project area, may contain a larger reduced sedimentary section along the contact and be favorable for uranium accumulation.

In the author’s opinion, historic drilling is significant in finding anomalous to highly mineralized intervals of uranium over a broad area in the eastern Baca basin, but the historic exploration is insufficient to determine the type of system, controls or extent of uranium mineralization on the C de Baca project and surrounding area.  Evaluation of the type of uranium system and exploration for exploitable uranium accumulations will require closed-spaced drilling.

RECOMMENDATIONS, EXPLORATION PROGRAM, AND TECHNIQUES

The general trend of the known mineralization is roughly North – South.  It is recommended that Max Resources increase its land holding to the north and south of the current project area.

Max Resources proposes to continue Phase I exploration with a $US 300,000 diamond drilling program combined with project and regional geologic mapping and geologic compilation, geochemical sampling.  Funds for acquiring/optioning any other land would be additional.

Continuing Phase I exploration program is reasonable.  The program is designed to confirm known mineralization, evaluate the equilibrium factor, investigate controls on mineralization, and provide initial porosity and permeability data of the Baca sandstone host in the project area.  Information gathered by this program will be useful in designing future programs.

Proposed Exploration Budget Summary for continuing Phase 1 exploration work is as follows (numbers are in $US):

1.

Logistics:  Miscellaneous support expenses and
equipment.

$   30,000

2.

Drilling Direct Costs:  5 drill holes, approximately
1500 feet of drilling using a diamond drill rig drilling
HX size core and downhole logged using a gamma ray
logging tool.

$ 195,000

3.

Surveying

$   15,000

4.

Field Mapping  & Geological Support

$   30,000

5.

Geochemical sampling

$   10,000

TOTAL ESTIMATED COST

$ 300,000

 REFERENCES

Adams, S.S., 1991, Evolution of genetic concepts for principal types of sandstone uranium deposits in the United States: Economic Geology Monograph 8, 225-48.

Allen, J.R., and Balk, Robert, 1954, Mineral Resources of Fort Defiance and Tohatchi Quadrangles, Arizona and New Mexico:  New Mexico Bureau of Mines and Min. Res. Bull. 36.

Borkert, R.C., Valasek, K., Slusher, G.D., Kunze, E.A., 1980a, Occidental Minerals Corporation 1979 Uranium Exploration Program – U.S.A.  1980 Annual Report.

Borkert, J.J., Barkley, R.C., Valasek, K., Slusher, G.D., Kunze, E.A., 1980b, Occidental Minerals Corporation Uranium Exploration Program – U.S.A. February, 1980 Report.

Borkert, J.J., Barkley, R.C., Slusher, G.D., 1981, Occidental Minerals Corporation Uranium Exploration Program – U.S.A. 1981 Annual Report

Burke, W.H., Kenny, G.S., Otto, J.B., and Walker, R.D., 1963, Potassium-Argon Dates, Socorro and Sierra Counties, New Mexico: New Mexico Geol. Soc. 14th Field Conf.; Guidebook of the Socorro Region, p. 224.

Boggess, H.M, 2006, A Cultural Resources Inventory of 131 Acres for the Riley Project in the Magdalena Ranger District Near Magdalena Socorro County, New Mexico:  Lone Mountain Archaeological Services Inc. Report # 1069.

Chamberlain, R.M., 2005, Preliminary Geologic Map of the Water Canyon 7.5 Minute Quadrangle, Socorro County, New Mexico: New Mexico Bureau of Geology and Mineral Resources Open File Geologic Map Series.

Collins, G.E., 1958, Uranium Occurrences in the Datil Mountain Area, Catron and Socorro Counties, New Mexico: U.S. Atomic Energy Commission Report DBC-4-TM-6.

Dahlkamp, F.J., 1978, Classification of uranium deposits:  Minera. Deposita, 13, 83-104.

Dixon, C.J., 1979, Atlas of Economic Mineral Deposits: Chapman & Hall, London.

Fenneman, N. M., 1931, Physiography of the Western United States:  McGraw Hill, New York.

Griggs, R.L, 1954, Reconnaissance for Uranium in New Mexico, U.S. Geological Survey Circular C-354, 9 pp.

Laughlin, A. W., Brookins, D. G., Damon, P. E., and Shafigullan,M., 1979, Late Cenozoic volcanism of  the central Jemez zone, Arizona-New Mexico: Isochron West, no. 25,p . 5-8.

McKnight, W.M. ,Jr., 1972, A review of south Texas uranium geology:  Gulf Coast Assoc. Geol. Soc. Trans., v. 22, 97-103.

Nash, J.T., Granger, H.C., and Adams, S.S., 1981, Geology and concepts of genesis of important types of uranium deposits.  Economic Geology  75th Anniversary Volume, 62-116.

Potter, S. C., 1970, Geology of Baca Canyon, Socorro County, New Mexico:  MS Thesis, University of Arizona, 54p.

Rackley, R.L., 1976, Origin of Western-states-type Uranium Mineralization, in Wolf, K.H., ed., Handbook of Stratabound and Startaform Ore Deposits, v. 7, p 89-156.

Sargent, D.C., 1983, Riley Uranium Occurrence, New Mexico Geological Society Field Guild, Socorro Region II, 42-43.

Slusher, G. D., Barkley, R. C., 1982, Riley Uranium Project Socorro County, New Mexico: Occidental Minerals Internal Report.

Tonkng, W. H., 1957, Geology of Puertecito Quandrangle, Socorro County, New Mexico: New Mexico Bureau of Mines and Min. Res. Bull. 41.

Wilpolt, R.H., MacAlpin, A.J., Bates, R.L., Vorbe, G., 1946, Geologic Map and Stratigraphic Sections of Paleozoic Rocks of Joyita Hills, Los Pinos Mountains

Winchester, D. E., 1920, Geology of the Alamosa Creek Valley, Socorro County, New Mexico: With Special Reference to the Occurrence of Oil and Gas:  U.S. Geol. Survey Bull. 716-A.

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APPENDIX

DRILL CUTTINGS – C DE BACA, MAY-JUNE 2007 DRILLING

Figure A-1.  Drill hole cuttings from Max Resources drilling project.  Cuttings were samples were taken every 5 feet and lithology logged.

Figure A-2.  Drill hole cuttings from CDB-1.  Mineralized intervals: 300 ft, 5.5 ft – 0.043 % eU3O8, and 317.5 ft, 4 ft – 0.024 % eU3O8.

A

Michael Bersch PhD PG

C de Baca Report – March, 2008

APPENDIX

DRILL CUTTINGS – C DE BACA, MAY-JUNE 2007 DRILLING

Figure A-3.  Drill hole cuttings from drill holes CDB-2 (left), CDB-3 (center), and CDB-4 (right).  Mineralized intervals: CDB-2 at 270 ft, 12 ft – 0.023 % eU3O8; CDB-3 at 261.5 ft, 3 ft – 0.031 % eU3O8, and at 293, 4 ft – 0.015 % eU3O8; CDB-4 at 160.5 ft, 3.5 ft – 0.036 % eU3O8, and at 184.5 ft, 10 ft – 0.074 % eU3O8.

Figure A-5.  Drill hole cuttings from drill holes CDB-5 (left), CDB-6 (left-center), and CDB-7 (right-right).  Mineralized intervals:  CDB-5 at 180.5 ft, 1.5 ft – 0.019 % eU3O8; CDB-6 at 155.5 ft, 6.5 ft – 0.137 % eU3O8, and 170 ft, 5 ft – 0.167 % eU3O8; CDB-7 at 201 ft, 7 ft – 0.052 eU3O8; CDB-8 at 184.5 ft, 10.5 ft – 0.016 % eU3O8.

A

Michael Bersch PhD PG

C de Baca Report – March, 2008

APPENDIX

DRILL CUTTINGS – C DE BACA, MAY-JUNE 2007 DRILLING

Figure A-6.  Drill hole cuttings from holes CDB-9 (left), CDB-10 (left-center), CDB-10A (right-center), CDB-11 (right).  Mineralized intervals:  CDB-9 at 306.5 ft, 3.5 ft – 0.034 % eU3O8, and 328.5 ft, 1.5 ft – 0.015 % eU3O8; CDB-10 none; CDB-10A at 295.5 ft, 2 ft – 0.066 % eU3O8; CDB-11 at 286.5 ft, 7.5 ft – 0.037 % eU3O8.

Figure A-7.  Drill hole cuttings from holes CDB- 12, CDB-13, and CDB-14.  Mineralized intervals:  CDB-12 none; CDB-13 at 176 ft, 4 ft – 0.016 % eU3O8, at 201 ft, 1 ft – 0.015 % eU3O8, and at 202 ft, 1.5 ft – 0.012 % eU3O8; CDB-14 at 199.5 ft, 0.5 ft – 0.027 % eU3O8, and at 217 ft, 0.5 ft – 0.026 % eU3O8.

A

Michael Bersch PhD PG

C de Baca Report – March, 2008

CERTIFICATION OF QUALIFICATION OF AUTHOR

As the author of the report titled “Technical Report on the C de Baca Uranium Project, Socorro County, New Mexico, USA,” I Michael G. Bersch do hereby certify that:

1.

I am an independent consulting geologist with the following contact information:

Mailing address:12393 Timber Heights Rd., Ralph, Alabama, USA, 35480,
Telephone number – (205) 333-4002,
e-mail:  mgbersch@charter.net;

2.

I hold the following academic qualifications:

BS in Geology – University of Texas El Paso (1973),
MS in Geology – University of Texas El Paso (1977),
Ph.D in Geology – University of New Mexico (1990);
JD – The University of Alabama (1995)

3.

I hold the following professional licenses, registrations, and memberships:

Licensed Professional Geologist – License number 717 with the Alabama Board of Licensure for Professional Geologist,
Certified Professional Geologist – CPG-11008 with the American Institute of Professional Geologists,
Member of the Alabama Bar Association,
Fellow in the Society of Economic Geologist,
Member of the Geological Society of America,
Member of the Alabama Geological Society,
Member of the Prospectors and Developers Association of Canada;

4.

I have worked as a geologist in the mining and mineral industry for 20 years;

5.

I have read NI 43-101 and Form 43-101F1 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101;

6.

This report is prepared in compliance with the criteria set forth in NI 43-101;

7.

I visited the C de Baca project area on October 12, 2007;

8.

I have no prior involvement with the properties that are the subject of this Technical Report;

9.

I am not aware of any material fact, or change in reported information, in connection with the subject property, not reported or considered by me, the omission of which makes this report misleading;

10.

I am independent of the parties involved in the transaction for which this report is required, other than providing consulting services;

11.

I consent to the filing of the report with any Canadian stock exchange or securities regulatory authority, and any publication by them of the report.

Dated this 5th day of March, 2008

“Michael G. Bersch” Ph.D.PG

Michael G. Bersch Ph.D. PG

Footnotes

1 Enviroscientists, Inc., 4600 Kietzke Lane, Suite C129, Reno, NV 89502

2 Lone Mountain Archaeological Services, Inc., 2625 Pennsylvania Street NE, Albuquerque, NM 87110, Lone Mountain Archaeological Services Inc. was contracted by Enviroscientists Inc. for Max Resources.

3 SOHIO – Standard Oil of Ohio.  The company was merged into BP in 1987 to become BP America (see BP web site:  www.bp.com).

4 Cominco American – now part of Teck-Cominco.

5 Anaconda – purchased by ARCO (Atlantic Richfield Company) in 1977, AROC is now part of BP (see BP website: www.bp.com).

6 Occidental Minerals Corp (Oxymin) – purchased by NERCO in 1982 (see www.fundinguniverse.com company histories).

7 Don C. Sargent, in 1983, was a consulting geologist in Albuquerque, New Mexico.

8 Author’s note

9 The spot price of U3O8 in 1983 was about $US24 per pound.

B

Michael Bersch PhD PG

C de Baca Report – March, 2008